Exhibit 99.1

 **PRESS RELEASE**

#WORTHREACHINGFOR

CONSTELLATION BRANDS ANNOUNCES FULL REDEMPTION OF 2.250% SENIOR NOTES DUE 2020

VICTOR, N.Y., April 27, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has given notice for full redemption prior to maturity of all of its outstanding 2.250% Senior Notes due 2020 (CUSIP Number: 21036PAV0) (the "notes") to be effected on May 27, 2020 (the "redemption date"). As of April 27, 2020, there were $700.0 million in aggregate principal amount of the notes outstanding.

The redemption price for the notes, payable in cash, will be calculated pursuant to the formula set forth in the supplemental indenture relating to the notes, and will include a make-whole premium of approximately $6.0 million.

ABOUT CONSTELLATION BRANDS
Constellation Brands is an international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Constellation is the third-largest beer company in the U.S. and a leading, higher-end wine and spirits company in the U.S. market. Constellation's brand portfolio includes Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, Pacifico, the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements which are not historical facts and relate to future plans, events or performance are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties. The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such events or results will in fact occur. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Detailed information regarding risk factors with respect to the company and the offering are included in the company's filings with the SEC, including the prospectus and prospectus supplement for the offering.

MEDIA CONTACTS
Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com